Exhibit 1.01

VIEWRAY, INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2016

This report for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, or the Rule. The Rule was adopted by the Securities and Exchange Commission, or the SEC, to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, or, collectively, 3TG, for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country, or collectively defined as the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the completed reasonable country of origin inquiry, or RCOI.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report, or CMR, to the SEC that includes a description of those due diligence measures.

The due diligence measures of ViewRay, Inc., or the Company, ViewRay, we, us or our, have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development, or OECD, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), or OECD Framework, and related Supplements for 3TG. In accordance with the OECD Framework, our due diligence exercise included: (1) review and assessment of risk in the supply chain and (2) a strategy to identify and respond to risks in the supply chain.

1.	Company and Product Overview

The Company designs, manufactures and markets MRIdian. MRIdian is a radiation therapy solution that enables simultaneous treatment and real-time imaging of a patient’s anatomy. The high-quality images that it generates clearly differentiate the targeted tumor, surrounding soft tissue and nearby critical organs. MRIdian also records the level of radiation dose that the treatment area has received, enabling physicians to adapt the prescription between treatments as needed. Physicians have already used MRIdian with cobalt to treat a broad spectrum of radiation therapy patients with more than 45 different types of cancer, as well as patients for whom radiation therapy was previously not an option.

In March 2016, the Company announced the development of a linear accelerator version of its MRIdian technology, or MRIdian Linac. In September 2016, the Company received CE mark approval in the European Union for MRIdian Linac. In February 2017, the Company received 510(k) clearance from the FDA to market MRIdian Linac.

Based upon ViewRay’s internal assessment, both MRIdian with cobalt and MRIdian Linac contain few of the 3TG minerals.

Our customers mainly comprise hospitals, medical centers and academic centers. We sell our products and services in the United States and certain other countries through our direct sales force. In certain other territories, we sell our products using third-party distributors.

2.	Supply Chain Overview

Our supply chain is complex, and there are multiple tiers between the Company and the mine. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and tracing these minerals to their sources is a challenge that requires us to rely on our suppliers to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals.

As a first step, we conducted a comprehensive analysis of MRIdian components according to the Bill of Material. Next, we comprised a list of all suppliers and removed suppliers whose materials would not be expected to contain 3TG. We then mapped the remaining suppliers, and after eliminating all of the off the shelf suppliers, we focused on the remaining suppliers to further investigate the possibility of 3TG minerals being present in their components. We have currently identified 59 suppliers whose products may include 3TG, or the Potential 3TG Suppliers. We are continuing to evaluate our supply chain and will be acting according to the continued evaluation.

3.	Reasonable Country of Origin Inquiry and Conflict Mineral conclusion

We conducted an analysis of our products and found that 3TG materials can be found in MRIdian. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the small size of the Company, the breadth and complexity of MRIdian and the dynamic nature of our supply chain, it is challenging to identify members of the supply chain downstream from our direct suppliers and it will take time for some of our suppliers to verify the origin of all of the Conflict Minerals used. Using our supply chain due diligence processes we reached out to our suppliers through letters and questionnaires designed to better explain the relevant SEC requirements and ViewRay’s due diligence expectations and sought accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative, or CFSI, program. We adopted the Conflict Minerals Reporting Templates, or CMRT, established by the CFSI, and provided our Conflict Minerals due diligence communication survey to these suppliers, who are suppliers of ours in 2016. Continuing our outreach efforts, we plan to further develop transparency into our supply chain.

We sent the CMRT to each of the 59 suppliers within the scope of the RCOI. We received a CMRT from 38 of these suppliers. According to the results of our current activities, we have concluded that of the 38 Potential 3TG Suppliers that responded, 7 do not supply 3TG materials to ViewRay, 10 source only from Certified or Active Smelters and Refiners, and 21 are still in the process of evaluation. For those suppliers who were unable to identify all sources of their conflict minerals in a timely manner, we requested a statement from such suppliers indicating whether they had any reason to believe that any conflict minerals used in products supplied to us originated in the Covered Countries.

Because of this incomplete information, we are unable at this time to determine and describe in this report a complete list of either the facilities used to process the Conflict Minerals used in its products or the countries of origin of such Conflict Minerals.

4.	Due Diligence Program

Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been designed and developed in conjunction with The Organization for Economic Co-operation and Development, or OECD, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or OECD Guidance, and the related supplements for gold and for tin, tantalum and tungsten. That includes the following measures:

Step 1: Establish strong company management systems;

Step 2: Identify and assess risk in the supply chain;

Step 3: Design and implement strategy to respond to risks;

Step 4: Carry out independent third party audit of supply chain due diligence at identified point in the supply chain; and

Step 5: Report annually on supply chain due diligence.

Establish Strong Company Management Systems

Our Conflict Minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures, a task force with cross functional team members, communication to and engagement of suppliers, compliance process and measurement, record keeping and escalation procedures.

Conflict Minerals Policy

The Company follows a Conflict Minerals Policy that sets forth the Company’s commitment to avoid using “conflict minerals” (as defined in Item 1.01 of Form SD) that directly or indirectly finance or benefit armed groups in the Covered Countries and endeavors to ensure that its suppliers will exercise due diligence on the sources of the conflict minerals used in components they supply to the Company.

Management Systems and Internal Team

ViewRay has engaged an external consultant to ensure compliance with the Rule. The taskforce is responsible for the ongoing communication with the Potential 3TG Suppliers; to obtain Conflict Minerals evaluation results; to perform the required procedures to ensure that the responses received from our suppliers are adequate in light of the Rule; and to deal with all issues that are to be addressed according to ROCI and the due diligence program.

Maintain Records

ViewRay has established a due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure that we retain relevant documentation in a structured electronic database, for at least 5 years.

Identify and Assess Risk in the Supply Chain

As described above, we identified the list of suppliers whose products may contain 3TG through a comprehensive analysis of MRIdian components according to the relevant Bills of Material.

We sent letters to our relevant suppliers to explain our objectives in light of obligations required by the Rule. We solicited information from our relevant suppliers using the CMRT developed by the CFSI. We reviewed the responses that we received and followed up on what we perceived as inconsistent, incomplete or inaccurate responses, as well as sent reminders to suppliers who did not respond to our requests for information. We compared the information provided therein with the CFSI certified smelter list.

Design and Implement Strategy to Respond to Risks

We have received responses to our request for information and we are in the process of performing due diligence on the information we received and following up with the relevant suppliers, as needed. We started communicating to our suppliers the importance of compliance and initiated a Conflict Minerals process to collect, analyze, store and monitor the results of our inquires. Certain members of our management are briefed about the results of our due diligence efforts on a timely basis.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence

ViewRay does not have direct sourcing relationships with Conflict Mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications, such as the CFSI’s Conflict Free Smelter Program.

Report Annually on Supply Chain Due Diligence

Our Conflict Mineral annual report is filed with the SEC, along with the associated Form SD at https://www.sec.gov/edgar and both are available on the Company’s internet website at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?c=253882&p=irol-sec.

5.	Results of Assessment

Efforts to Determine Country of Origin of Mine of Conflict Minerals

We believe that implementing the OECD guidelines and using the CMRT to gather information from smelters and refiners is currently the best known efforts to obtain mine and country of origin information.

Survey Responses

Based on information provided by our Potential 3TG Suppliers as well as by our external consultant, the results of our due diligence investigations as of the date of this Report are as follows:

•	7 sources out of 59 do not supply 3TG materials to ViewRay.
•	10 sources out of 59 supply 3TG materials only from Certified or Active Smelters and Refiners.
•	21 out of 59 are still in the process of evaluation.
•	21 out of 59 have not yet responded.

6.	Continuous Improvement Efforts to Mitigate Risk

As we move forward with our due diligence program, we intend to enhance our supplier communications, training processes to improve due diligence data accuracy and completion. We will consider taking the following steps to improve the due diligence that we conduct to further mitigate any risk that the Conflict Minerals in our products could benefit armed groups in the Covered Countries:

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Periodically engage with suppliers to attempt to increase the response rate to our inquiries and to improve the content of the supplier responses, including responses that were identified as incomplete, inconsistent or inaccurate.

•	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

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Request any supplier found to be supplying us with Conflict Minerals from sources that support armed conflict in Covered Countries to establish an alternative source of Conflict Minerals that does not support such conflict.

•	Validate supplier responses regarding smelters and refiners using information collected from reliable industry certification programs.

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Continue to compare smelters and refiners identified by our supply chain survey against lists of facilities that have received a third-party “conflict free” designation in order to track those that have not received such a designation.

•	Continue to report to management on the findings of our supply chain risk assessment.

7.	Caution Concerning Forward-Looking Statements

Any statements contained in this report regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Examples of forward-looking statements in this document include statements relating to our future plans. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.

These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. There are a number of factors that could cause events to differ materially from those indicated by the forward-looking statements in this document, including the risks associated with our suppliers not cooperating fully or at all with our efforts. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.